EXHIBIT 99.1

World Gaming plc

(AIM) “The Company”

Suspension of Trading

Following the announcement released by the Company on Tuesday 3 October relating to developments in United States legislation, the Directors of World Gaming announce that, following discussions with all of key parties concerned and having taken legal advice, they have requested the trading of the Company’s shares be suspended with immediate effect due to a fundamental uncertainty over its ability to continue trading.

The Directors will make further announcements in due course.

9th October 2006

Enquiries:

College Hill	Tel: 020 7457 2020

Matthew Smallwood

Jamie Ramsay

World Gaming	Tel: +1 888 883 0833

Daniel Moran, Chief Executive

Daniel Stewart & Co plc	Tel: 020 7776 6550

Paul Shackleton

Ruari McGirr